CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Company Registration No. 198703584K)

Exhibit 99.1

RESULTS OF THE TWENTIETH ANNUAL GENERAL MEETING HELD ON APRIL 30, 2008

Chartered Semiconductor Manufacturing Ltd (the “Company”) is pleased to inform that at its Twentieth Annual General Meeting (“AGM”) held today, April 30, 2008, all the resolutions as set out in the Notice of AGM dated March 28, 2008 were put to the Meeting and duly passed.

Submitted by:
Looi Lee Hwa
Company Secretary